SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04012524

04 FEB -2 AM 7:21

SUPPL

7 January 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 6 January 2004, Re: Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **06/01/2004 05:38:24 PM**
Reference No **SC-040106-4F34A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal")

* **Contents :-**

On 5 September 2003, Silverstone Corporation Berhad ("SCB") announced that AMBV and LAP have agreed to extend the deadline up to 31 December 2003 (or such other date as AMBV and LAP shall agree) for ATE to complete the disposal of its entire equity interest in Jiangxi Fuqi Motor Co Ltd ("Jiangxi Fuqi"), the legal ownership whereof, as of the completion date of the ATE Disposal on 29 November 2002, is held by ATE and the beneficial interest held by Chrome Marketing Sdn Bhd ("CMSB").

On 27 November 2003, SCB announced that on 24 November 2003, ATE on behalf of CMSB had entered into an agreement with Kau Hua Int'l Investment Co Ltd ("Kau Hua") for the proposed disposal of CMSB's entire equity interest in Jiangxi Fuqi to Kau Hua ("Proposed Disposal"). As at the date of this announcement, the Proposed Disposal is not completed as yet.

The Board of Directors of SCB wishes to announce that AMBV and LAP have agreed to further extend the deadline up to 31 March 2004 (or such other date as AMBV and LAP shall agree) for the completion of the disposal of the entire equity interest in Jiangxi Fuqi by CMSB by way of ATE transferring its legal ownership to Kau Hua.

Shareholders of SCB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 29 November 2002, 28 February 2003, 3 April 2003, 19 May 2003, 3 July 2003, 5 September 2003 and 4 December 2003 by SCB and/or its adviser, RHB Sakura Merchant Bankers Berhad for further details in respect of the above matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

....
Secretary
6 January 2004